190 Carondelet Plaza, Suite 1530, Clayton, MO 63105-3443

January 16, 2015

Mr. Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-0510

Re:	Olin Corporation
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 24, 2014
and Documents Incorporated by Reference
Form 10-Q for Fiscal Quarter Ended September 30, 2014
Filed October 24, 2014
File No. 1-01070

Dear Mr. O’Brien:

On behalf of Olin Corporation (“Olin”), I am writing to respond to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 17, 2014 with respect to the above-referenced filings (the “Comment Letter”).

For ease of reference, each of the Staff’s comments is reproduced below in its entirety in bold face print and is followed by our response.

FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 2013

Olin’s responses to the Staff’s comments on Olin’s Form 10-K for the period ended December 31, 2013 (the “Olin 10-K”) are set forth below.

Consolidated Statements of Comprehensive Income, page 55

Comment 1:
Please tell us your consideration of disclosing in the notes to the financial statements the gross changes, along with the related tax expense or benefit, of each classification of other comprehensive income. Refer to ASC 220-10-45-12 and 220-10-45-17.

O L I N C O R P O R A T I O N

Securities and Exchange Commission
January 16, 2015

Response 1:

In Olin’s historical filings prior to the adoption of Accounting Standard Update 2011-05, “Presentation of Comprehensive Income” (ASU 2011-05), the components of other comprehensive income, including reclassification adjustments, had been included in a table in the Shareholders’ Equity financial statement footnote. When Olin adopted ASU 2011-05, we elected to present comprehensive income (loss) in a separate but consecutive statement, net of income taxes, rather than including the gross components of other comprehensive income (loss), including reclassification adjustments, along with the related tax expense or benefits on the face of the new statement. In addition to the new comprehensive income statement, we enhanced our existing disclosures in the Shareholders’ Equity financial statement footnote.

The gross components of other comprehensive income (loss) were calculable by the reader of the financial statements, based on the information provided within the Shareholders’ Equity footnote. The gross amounts affecting other comprehensive income (loss) are also included elsewhere in our December 31, 2013 Form 10-K, within the Pension Plans, Postretirement Benefits, and Derivative Financial Instruments footnotes. The related tax expense or benefit for each component is included in the Shareholders’ Equity footnote below the table, which discloses each component net of tax expense or benefit.

In future filings, Olin will modify the disclosures in our Shareholders’ Equity footnote to include the gross changes impacting accumulated other comprehensive loss, along with the related tax expense or benefit, for each component within the table (modified disclosure in bold face print and eliminated disclosure shown as strikethrough):

The following table represents the activity included in accumulated other comprehensive loss:

	Foreign Currency Translation Adjustment	Unrealized Gains (Losses) on Derivative Contracts (net of taxes)	Pension and Postretirement Benefits (net of taxes)	Accumulated Other Comprehensive Loss
	($ in millions)
Balance at January 1, 2011	$0.4	$11.6	$(273.8)	$(261.8)
Unrealized gains (losses)	1.4	(~~10.6~~ 17.3)	(~~29.0~~ 46.8)	(~~38.2~~ 62.7)
Reclassification adjustments into income	—	(~~6.3~~ 10.3)	~~12.1~~ 19.7	~~5.8~~ 9.4
Tax benefit	—	10.7	10.2	20.9
Net change	1.4	(16.9)	(16.9)	(32.4)
Balance at December 31, 2011	1.8	(5.3)	(290.7)	(294.2)
Unrealized gains (losses)	0.3	~~6.0~~ 9.9	(~~101.9~~ 166.8)	(~~95.6~~ 156.6)
Reclassification adjustments into income	—	~~4.0~~ 6.5	~~14.5~~ 23.4	~~18.5~~ 29.9
Tax (provision) benefit	—	(6.4)	56.0	49.6
Net change	0.3	10.0	(87.4)	(77.1)
Balance at December 31, 2012	2.1	4.7	(378.1)	(371.3)
Unrealized losses	(2.6)	(~~4.7~~ 7.7)	(~~7.7~~ 12.5)	(~~15.0~~ 22.8)
Reclassification adjustments into income	—	~~0.9~~1.4	~~20.3~~ 33.3	~~21.2~~ 34.7
Tax benefit (provision)	—	2.5	(8.2)	(5.7)
Net change	(2.6)	(3.8)	12.6	6.2
Balance at December 31, 2013	$(0.5)	$0.9	$(365.5)	$(365.1)

O L I N C O R P O R A T I O N

Securities and Exchange Commission
January 16, 2015

Unrealized gains and losses on derivative contract (net of taxes) activity in other comprehensive income (loss) included reclassification adjustments into net income of gains and losses on commodity forward contract and are recognized into cost of goods sold. ~~Unrealized gains and losses on derivative contract (net of taxes) activity in other comprehensive income (loss) included a deferred tax (benefit) provision for 2013, 2012 and 2011 of $(2.5) million, $6.4 million and $(10.7) million, respectively.~~
Pension and postretirement benefits (net of taxes) activity in other comprehensive income (loss) included the amortization of prior service costs and actuarial losses into net income and are recognized equally into cost of goods sold and selling and administrative expenses and pension and postretirement liability adjustments. ~~Pension and postretirement benefits (net of taxes) activity in other comprehensive income (loss) included a deferred tax provision (benefit) for 2013, 2012 and 2011 of $8.2 million, $(56.0) million and $(10.2) million, respectively.~~

Property, Plant and Equipment, page 60

Comment 2:
In future filings, please disclose the level you assess impairment of your long-lived assets (i.e., what are your specific lowest identifiable levels for which there are identifiable cash flows). Please refer to ASC 360-10-35-23 through ASC 360-10-35-25 and example 4 of ASC 360-10-55-35 for guidance.

Response 2:
In future filings, Olin will expand the disclosures within the Property, Plant and Equipment section of the Accounting Policies footnote to include the following (new disclosure in bold):
Property, plant and equipment are reviewed for impairment when conditions indicate that the carrying values of the assets may not be recoverable. Such impairment conditions include an extended period of idleness or a plan of disposal. If such impairment indicators are present or other factors exist that indicate that the carrying amount of an asset may not be recoverable, we determine whether impairment has occurred through the use of an undiscounted cash flow analysis at the lowest level for which identifiable cash flows exist. For our Chlor Alkali Products and Winchester segments, the lowest level for which identifiable cash flows exist is the operating facility level or an appropriate grouping of operating facilities level. For our Chemical Distribution segment, the lowest level for which identifiable cash flows exist is the segment level. The amount of impairment loss, if any, is measured by the difference between the net book value of the assets and the estimated fair value of the related assets.

Derivative Financial Instruments, page 101

Comment 3:
In future filings, please disclose whether you have recorded an amount for the hedge´s ineffectiveness and where it is located in your Statements of Operations. If such amounts have been immaterial, please disclose this result. See ASC 815-10-50-4C(d).

O L I N C O R P O R A T I O N

Securities and Exchange Commission
January 16, 2015

Response 3:
The following disclosure was included within the “Derivative Financial Instruments” section of the MD&A in our December 31, 2013 Olin Form 10-K:
The ineffective portion of changes in fair value resulted in zero credited to earnings for the years ended December 31, 2013, 2012, and 2011.
In future filings, Olin will expand the disclosures in the Financial Statement Impacts section of the Derivative Financial Instruments footnote to include the aforementioned sentence, or the amounts and locations in the Statement of Operations for hedging ineffectiveness.

Item 15. Exhibits; Consolidated Financial Statement Schedules

Comment 4:
We note your disclosure on page 110 that all Schedule II information has been omitted because the required information is shown in the financial statements or the notes thereto or considered to be inapplicable. Please tell us your qualitative and quantitative considerations in determining that your valuation and qualifying account roll forwards were not required to be presented. In doing so, please specifically tell us your considerations for not including a roll forward of your deferred income tax valuation allowance.

Response 4:

The allowance for doubtful accounts receivables and deferred income tax valuation allowance are the two valuation and qualifying accounts that were considered for inclusion in Item 15, Schedule II within the December 31, 2013 Olin Form 10-K. As referenced in Item 15, schedules are not included therein because the required information is given in the consolidated financial statements and notes thereto. The Allowance for Doubtful Accounts Receivable footnote includes a roll forward in table format of the valuation allowance reserve. The Income Taxes footnote includes significant disclosure of the deferred income tax valuation allowance. The disclosure within the Income Taxes footnote includes the material changes in the valuation allowance that impact the income tax provision for the current year, as well as a discussion on each component that makes up the valuation allowance. Given these disclosures within the Allowance for Doubtful Accounts Receivable and Income Taxes footnotes, we believed duplicating the information within Item 15 was not necessary.

In future filings, we will expand our disclosure in the Income Taxes footnote to include a roll forward table (expanded disclosure below):

The activity of our deferred income tax valuation allowance was as follows:

	December 31,
	2013	2012
	($ in millions)
Balance at beginning of year	$21.1	$24.1
Charged to Income Tax Provision	4.9	0.5
Charged to Other Accounts	—	—
Deductions from Reserves - Credited to Income Tax Provision	(12.6)	(3.5)
Balance at end of year	$13.4	$21.1

O L I N C O R P O R A T I O N

Securities and Exchange Commission
January 16, 2015

Definitive Proxy Statement on Schedule 14A filed March 3, 2014

Annual Cash Incentive (Non-equity Incentive Plan Compensation), page 29; Long Term Incentive Compensation, page 29

Comment 5:
Your disclosure indicates that the compensation committee considered Olin’s financial performance, especially the generation of $157.4 million of net income, earnings per share performance, and the achievement of strategic sales goals in determining payments for named executive officers under the senior management incentive compensation plan and that the compensation committee compared Olin’s return on capital and total shareholder return to that of the performance share comparison group in determining actual stock option grant sizes and performance share award levels for named executive officers. In future filings, where a performance target or performance objective is material to an understanding of your compensation policies and decisions for your named executive officers, disclose the performance target or performance objective. If you believe that disclosure of the information would result in competitive harm so that the information could be excluded, provide us a detailed explanation supporting your conclusion. See Instruction 4 to Item 402(B) of Regulation S-K. Note that generalized concerns about competitive conditions within an industry typically do not support a claim for substantial competitive harm under the applicable legal standards. Note also to the extent that it is appropriate to omit a performance target or performance objective, you are required to provide appropriate disclosure on how difficult or likely it will be to achieve the performance target level or the performance objective. For guidance you may wish to refer to Question 118.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission’s website. Additionally, in future filings, disclose how Olin’s actual return on capital and total shareholder return compares quantitatively to that of the performance share comparison group.

Response 5:

Under Olin’s shareholder-approved non-equity incentive plan (the Senior Management Incentive Compensation Plan or “SMICP”), our five highest paid Named Executive Officers (“NEOs”) are provided with annual cash incentive opportunities. At the beginning of each year, Olin’s Compensation Committee (the “Committee”) establishes one or more financial objectives as well as non-financial strategic objectives that will apply to the SMICP for that year. As discussed in the Definitive Proxy Statement on Schedule 14A filed March 3, 2014, early in the following year, the Committee exercises its discretion to award a portion of the maximum SMICP award to each of the five NEOs based upon achievement of financial goals and non-financial strategic accomplishments.
Olin acknowledges the Staff’s comment and in future proxy statement filings, including its Proxy Statement relating to its 2015 annual shareholder meeting (the “2015 Proxy Statement”), Olin will modify its disclosure to make it more clear and will disclose the financial and non-financial objectives for the most recently completed year, as well as actual performance against those objectives. Sample additional disclosure for the 2014 year is attached as Exhibit A. Please note that the determination of certain elements of 2014 compensation (including the final determination of NEOs) have not yet been finalized.
In response to the Staff’s request for disclosure of a quantitative comparison of Olin’s actual return on capital and total shareholder return to those of the performance share comparison group (see the last sentence of Comment 5), the 2015 Proxy Statement will include tables showing, for each of the last several years:

•	Olin’s actual return on capital and the quintile in which it fell (compared to the performance share comparison group), and

O L I N C O R P O R A T I O N

Securities and Exchange Commission
January 16, 2015

•	Olin’s actual total shareholder return and the third in which it fell (compared to the performance share comparison group).

Samples of these tables and certain additional related disclosure for the 2014 year are attached as Exhibit B.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2014

Olin’s responses to the Staff’s comments on Olin’s Form 10-Q for the period ended September 30, 2014 (the “Olin 10-Q”) are set forth below.

Comment 6:
We note that based upon your indications in your Q1 FY14 through Q3 FY14 earnings releases that the Chemical Distribution segment has not “met our expectations,” “continues to be challenging,” and “we continue to experience aggressive pricing in the caustic soda market from large global distributors and as a result, we are aggressively pursuing profit improvement initiatives in the business.” In light of the circumstances, please tell us whether an interim impairment analysis was performed in accordance with ASC 360-10-35-21 on your long lived assets in your Chemical Distribution segment and if so, please provide us with the results of your analysis. If an interim impairment analysis was not performed or no impairment was required, please explain to us the reasons why. We may have further comment upon receipt of your response.

Response 6:
Background
On August 22, 2012, Olin acquired 100% of privately held K. A. Steel Chemicals Inc. (KA Steel). For segment reporting purposes, KA Steel comprised the entire Chemical Distribution segment. The goodwill and acquisition-related intangible assets were recognized as of the KA Steel acquisition date. Under the terms of the acquisition, both parties agreed to make an election under Section 338(h)(10) of the U.S. Internal Revenue Code that resulted in cash tax benefits to Olin of approximately $7 million annually. This tax election provides favorable cash flow benefits to Olin by allowing the acquirer to receive tax deductions for tax-intangible asset amortization expense and tax-goodwill amortization expense. Because Olin has generated taxable income since the acquisition, this tax election enhances Olin’s after tax cash flows and is expected to provide tax cash flows during the tax amortization period. As of September 30, 2014, the estimated undiscounted value of these cash flows was approximately $87 million, with a net present value of approximately $48 million.

O L I N C O R P O R A T I O N

Securities and Exchange Commission
January 16, 2015

Chemical Distribution Expectations
At the time of the acquisition of KA Steel, Olin believed the acquired business would generate annual earnings before interest, taxes, depreciation and amortization (EBITDA) of $25 million to $30 million and that realization of synergies in both the Chemical Distribution segment and Chlor Alkali Products segment would provide for growth above that level of EBITDA. As of September 30, 2014, the estimated 2014 Chemical Distribution EBITDA is approximately $26 million to $28 million, which includes synergies realized by the Chlor Alkali Products segment. The forecasted 2014 Chemical Distribution segment earnings include depreciation and amortization expense of approximately $16 million. In addition, synergies realized in the Chlor Alkali Products segment earnings for 2014 are forecast to be approximately $10 million. The synergies realized in the Chlor Alkali Products segment earnings represent incremental earnings on incremental volumes of caustic soda, bleach, potassium hydroxide and hydrochloric acid produced at Chlor Alkali Products facilities and sold through the Chemical Distribution segment. Additional synergies include the ability to optimize freight cost and logistics assets between our Chlor Alkali Products segment and the Chemical Distribution segment. The Chemical Distribution segment results, including synergies realized by the Chlor Alkali Products segment, have not met management’s expectations for growth in EBITDA. Management’s comments regarding the Chemical Distribution segment that the Staff has noted refer to the lack of EBITDA growth. Chemical Distribution EBITDA, including synergies realized by the Chlor Alkali Products segment, continues to perform in the $25 million to $30 million range and it is therefore reasonable that no impairment has occurred but the acquisition has not increased shareholder value, as expected.
Impairment analysis
The 2014 EBITDA results exceed the financial scenarios that were used as a baseline for triggering an impairment analysis of goodwill, intangible assets or long-lived assets of the Chemical Distribution segment. Olin uses Chemical Distribution EBITDA as a proxy for cash flow from operations because capital spending in the Chemical Distribution segment is minimal. The quarterly qualitative assessments for Chemical Distribution specifically evaluated any adverse changes in the business or competitive environment and adverse changes in cash flows. In conjunction with our annual strategic planning process, a discounted cash flow model, using our internally generated annual long-range plan, is prepared along with a “stress-case” discounted cash flow long-range forecast. This Chemical Distribution Strategic Plan “stress-case” provided a numerical basis of comparison to actual Chemical Distribution segment results for 2014 and a baseline for evaluating adverse changes in the Chemical Distribution segment cash flows.
As indicated in response to Comment 2 above, the lowest level for which identifiable cash flows exist for the Chemical Distribution segment is the segment level. The long-lived assets in the Chemical Distribution segment are predominately goodwill and intangible assets. The Chemical Distribution business owns three distribution terminal locations and leases 24 terminal locations. The three owned distribution terminals work in concert with the 24 leased terminal locations to serve the customer base of Chemical Distribution. A summary of the long-lived asset components at September 30, 2014 was as follows (amounts in millions):

Description	Amount
Property, plant and equipment (net of accumulated depreciation of $5.6)	$25.3
Intangible assets (net of accumulated amortization of $27.2)	112.1
Goodwill	119.7
Total long-lived assets	$257.1

O L I N C O R P O R A T I O N

Securities and Exchange Commission
January 16, 2015

After assessing the 2014 events or circumstances and the 2014 Chemical Distribution EBITDA, including the synergies realized in the Chlor Alkali Products segment earnings, Olin determined no interim impairment analysis for long-lived assets was necessary. The undiscounted cash flows from operations and disposition of assets substantially exceeded the $257.1 million carrying amount of the long-lived asset group. Please see the response to Comment 7 for further discussion regarding Olin’s review of potential triggering events or circumstances used to determine if an impairment test would be required on an interim basis.

Comment 7:
As noted on page 62 of your Form 10-K for December 31, 2013, you disclose that $119.7 million of goodwill appears to be attributed to the Chemical Distribution Segment. In light of the slower than expected synergy realization of your Chemical Distribution Segment and the fact that the results have not met your expectations as disclosed in subsequent quarters in FY 14, please tell us how you considered whether an interim impairment evaluation should have been performed in accordance with ASC 350-20. In addition, please tell us whether any reporting units have a fair value that is not substantially in excess of carrying value.

Response 7:
Quarterly Process
On a quarterly basis, Olin reviewed potential triggering events or circumstances to determine if an impairment test would be required on an interim basis for all of its reporting units. These events are required to be of sufficient magnitude as to potentially materially reduce the fair value of any of the reporting units or to affect significant inputs used to determine the fair value of any of the reporting units. Circumstances that are considered as part of the qualitative assessment and could trigger the two-step impairment test include, but are not limited to:  a significant adverse change in the business climate; a significant adverse legal judgment; adverse cash flow trends; an adverse action or assessment by a government agency; unanticipated competition; decline in our stock price; and a significant restructuring charge within a reporting unit. After assessing the 2014 events and circumstances, Olin determined no interim impairment test for goodwill and intangible assets was necessary for the Chemical Distribution segment.
As mentioned in response to Comment 6, the 2014 EBITDA results exceed the financial scenarios that were used as a baseline for triggering an impairment analysis of goodwill, intangible assets or long-lived assets of the Chemical Distribution segment. Olin uses Chemical Distribution EBITDA as a proxy for cash flow from operations because capital spending in the Chemical Distribution segment is minimal. The quarterly qualitative assessments for Chemical Distribution specifically evaluated any adverse changes in the business or competitive environment and adverse changes in cash flows. In conjunction with our annual strategic planning process, a discounted cash flow model, using our internally generated annual long-range plan, is prepared along with a “stress-case” discounted cash flow long-range forecast. This Chemical Distribution Strategic Plan “stress-case” provided a numerical basis of comparison to actual Chemical Distribution segment results for 2014 and a baseline for evaluating adverse changes in the Chemical Distribution segment cash flows.

O L I N C O R P O R A T I O N

Securities and Exchange Commission
January 16, 2015

As part of our 2014 quarterly qualitative assessment of the Chemical Distribution segment, an estimated fair value of Chemical Distribution was corroborated by evaluating a market-based approach that considers EBITDA multiples from a representative sample of comparable public companies. The EBITDA used for this market-based approach included the forecasted 2014 Chemical Distribution segment earnings including depreciation and amortization expense of approximately $16 million and forecasted synergies to be realized in the Chlor Alkali Products segment earnings of approximately $10 million. The synergies realized in the Chlor Alkali Products segment earnings represent incremental earnings on incremental volumes of caustic soda, bleach, potassium hydroxide and hydrochloric acid produced at Chlor Alkali Products facilities and sold through the Chemical Distribution segment. The Chemical Distribution segment allows Chlor Alkali Products to produce these additional volumes it would not typically produce to service the regional smaller customers that require delivery by truck through a distributor. Additional synergies include the ability to optimize freight cost and logistics assets between our Chlor Alkali Products segment and the Chemical Distribution segment.
After assessing the totality of events or circumstances such as those described in the preceding paragraphs, Olin determined it was more likely than not that the fair value of the Chemical Distribution segment exceeded its carrying amount; therefore, the first and second steps of the goodwill impairment test were unnecessary.

Annual Process
It is Olin’s practice to perform a quantitative goodwill impairment test in the fourth quarter every three years, at a minimum, or when circumstances or other events indicate that impairment may have occurred. In the fourth quarter of 2014, we performed our triennial quantitative goodwill impairment test on our reporting units, including the Chemical Distribution segment. We primarily use a discounted cash flow model (income approach) to calculate the fair value of a reporting unit, which considers forecasted cash flows discounted to present value using factors that consider the timing and risk of these future cash flows. Management believes that this approach is appropriate because it provides a fair value estimate based upon the reporting unit’s expected long-term operating and cash flow performance. The income approach uses our long-range plan, which is updated annually as part of our planning process. The Chemical Distribution long-range plan was reviewed with our Board of Directors in the fourth quarter of 2014. The long-range plan is based on the reporting unit’s five-year projection of operating results and cash flows. In this plan, we forecast the Chemical Distribution EBITDA to improve by approximately $15 million over the next two years and the synergies realized in the Chlor Alkali Products segment to increase to $15 million over the next two years. We evaluate the inputs used in this model based upon our knowledge and understanding of our businesses as well as global economic conditions and industry-specific conditions including competition, interest rates, and various other financial and economic indicators. The weighted-average cost of capital includes factors such as the risk free rate of return, cost of debt and expected equity premiums.  Other significant estimates and assumptions include terminal growth rates, future capital expenditures, and changes in future working capital requirements. The long-range plan reflects management judgment, supplemented by independent chemical industry analyses, which provide multi-year chemical industry operating and pricing forecasts. We also corroborate our discounted cash flow analysis by evaluating a market-based approach that considers EBITDA multiples from a representative sample of comparable public companies. For companies providing a product or service, the income and market approaches would generally provide the most reliable indications of fair value because fair value of such companies is more dependent on their ability to generate earnings than on the value of the assets used in the production process.

O L I N C O R P O R A T I O N

Securities and Exchange Commission
January 16, 2015

Management has determined the income approach valuation model represents the most appropriate valuation methodology for the fair value of a reporting unit. We consider the market approach less preferable because there are no stand-alone companies or segments of public reporting entities that exclusively sell products that are identical to, or similar to, those sold by our reporting units. However, we do use the market-based approach to assess the reasonableness of the implied fair value of the reporting unit. As a further indicator that each reporting unit has been valued appropriately using a discounted cash flow valuation model, the aggregate fair value of all reporting units is reconciled to the total market value of Olin.
The material assumptions in the discounted cash flow model used to estimate the fair value of the Chemical Distribution segment include the discount rate, profitability assumptions, and terminal growth rate. The discount rate reflects a weighted-average cost of capital, which is calculated based on observable market data. Some of this data (such as the risk free rate and the pretax cost of debt) are based on the market data at a point in time. Other data (such as the equity risk premium) are based upon market data over time for a peer group of companies in the distribution industries with a market capitalization premium added, as applicable.
Based on the aforementioned analysis that is substantially complete, the estimated fair value of the Chemical Distribution segment exceeded the carrying value of the Chemical Distribution segment; therefore, no impairment charge will be recorded for 2014. In order to evaluate the sensitivity of the fair value calculations on the goodwill impairment test for the Chemical Distribution segment, we applied a hypothetical 10% decrease to the fair value. In this sensitivity calculation, the estimated fair value of the Chemical Distribution segment exceeded the carrying value of the Chemical Distribution segment by approximately 10%. We also applied a hypothetical decrease of 100-basis points in our terminal growth rate or an increase of 100-basis points in our weighted-average cost of capital to test the fair value calculation for the Chemical Distribution segment. In these sensitivity calculations, the estimated fair value of the Chemical Distribution segment also exceeded the carrying value of the Chemical Distribution segment by approximately 10%.
Finally, the estimated fair value of all of our other reporting units tested derived in the fourth quarter 2014 calculations exceeded our book value by a substantial amount for each of our reporting units.

Olin acknowledges that:

•	Olin is responsible for the adequacy and accuracy of the disclosure in Olin’s filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Olin may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General questions or comments should be directed to me at (314) 480-1447.

Very truly yours,

/s/ Todd A. Slater

Todd A. Slater
Vice President and Chief Financial Officer

O L I N C O R P O R A T I O N

Securities and Exchange Commission
January 16, 2015

EXHIBIT A
Annual Cash Incentive (Non-equity Incentive Plan Compensation)
The five highest-paid NEOs participate in the Senior Management Incentive Compensation Plan, or SMICP, an incentive plan approved by our shareholders. The SMICP provides these NEOs with annual cash incentive opportunities comparable to the terms and conditions for awards of cash bonuses to our other NEOs and other executives (who participate in our Management Incentive Compensation Plan, or MICP). Using the SMICP for our five highest-paid NEOs is intended to allow us to deduct payments to those individuals subject to the deduction limits of Section 162(m) of the Internal Revenue Code of 1986, as amended (the Code).
The mechanics of the SMICP operation for 2014 awards were as follows:

Step 1:
Determine Comparison Group Metrics. The first step in the SMICP process is a determination of the maximum pool available to pay annual incentives to participating NEOs under the SMICP and to other executives under the overall management incentive plan (MICP). The committee based this determination on the information provided by Exequity regarding the median percentage of net income allocated by the companies in the Aon Hewitt Total Compensation DataBaseTM (as described above) to fund annual incentives for their executives.

Step 2:
Determine Maximum SMICP Funding. The committee then considered and approved 6% of 2014 income to be set aside as a pool to fund annual cash incentives for both the SMICP and the MICP. For this purpose, income was calculated as 2014 adjusted earnings per share (Adjusted EPS) multiplied by the weighted average number of shares outstanding in 2014, where Adjusted EPS represent consolidated net income from continuing operations before the after-tax effect of special charges, gains or losses, or the cumulative effect of a change in accounting, divided by the weighted average number of shares outstanding on a fully diluted basis.

Step 3:
Determine Target and Maximum Awards. The committee establishes a target award for each NEO (set forth in the “Grants of Plan-Based Awards” table). The allocated 30% of the formulated incentive pool to fund a maximum award for the CEO, 20% to fund maximum awards for the second and third highest paid NEOs and 15% to fund maximum awards for the fourth and fifth highest paid NEOs.

Step 4:
Establish Final Awards. The committee exercised its discretion after the end of 2014 to determine the award for each of the five highest-paid NEOs (not to exceed the maximum award for that NEO set forth in the “Grants of Plan-Based Awards” table), based on achievement of 2014 financial goals and non‑financial strategic objectives described below. For purposes of this analysis, financial objectives are weighted at 75% and non-financial items are weighted at 25%.

As discussed above, the committee established 6% of adjusted net income as the maximum pool for all awards under the SMICP and the MICP for 2014 performance. Our adjusted 2014 net income was $_____ million, creating an aggregate pool for awards under the SMICP and MICP of $____ million. Total actual payouts under both the SMICP and MICP plans were $___________, or ___% of the available pool. [Calculation of 2014 Adjusted EPS to be inserted]
The committee determines actual awards under the MICP for any NEOs not participating in the SMICP using the same process as for the SMICP.

O L I N C O R P O R A T I O N

Securities and Exchange Commission
January 16, 2015

Financial Targets
Actual payouts of cash incentive awards are determined based on our achievement against our financial performance target (as well as against our non-financial goals discussed below). In 2014, our financial performance target was based on Adjusted EPS. The portion of the cash incentive related to financial targets (75%) would be paid at the target award level (set forth in the “Grants of Plan-Based Awards” table) if our Adjusted EPS equal the financial performance target. If our Adjusted EPS fall above or below the target level, the committee adjusts the cash incentive, typically by a proportionate adjustment - that is, by dividing actual Adjusted EPS by the target Adjusted EPS, and multiplying that percentage by 75% (subject to the maximum award level for each NEO).

Financial Performance Objective	2014 Target	2014 Actual
Adjusted EPS	$1.94	TBD

The portion of the actual awards for NEOs related to achievement against the financial target in 2014 represented ___% of the potential 75%.

Non-Financial Objectives
In addition to the financial objective described above, the committee also considered a number of safety, operational and strategic goals (non-financial objectives). As noted above, progress against non-financial objectives can account for up to 25% of the total SMICP/MICP award.
In 2014, for the corporate NEOs, safety and environmental compliance goals comprised 5% of the award opportunity. Operational goals relating to cost reductions, price improvements and increasing operating income from co-products accounted for 10% of the award opportunity. Strategic goals relating to the development of an improved five-year strategic plan, implementation of a new product strategy in our Winchester division, an updated ethics program and information technology security objectives accounted for 10% of the award opportunity.
The table below illustrates the 2014 level of achievement for these non-financial objectives:

Objective	2014 Performance
Safety and environmental compliance	TBD
Operational goals	TBD
Strategic goals	TBD

In 2014, the committee determined that the five highest-paid NEOs achieved a total of ___% of the non-financial objectives (out of a possible 25%).

O L I N C O R P O R A T I O N

Securities and Exchange Commission
January 16, 2015

EXHIBIT B
Long Term Incentive (Equity) Compensation
In 2014, we allocated the value of long-term incentive compensation awards equally between performance shares and stock options.

	Why Stock Options?		Why Performance Shares?
■	Performance-based because their value is solely tied to Olin’s stock price, which directly correlates to our shareholders’ interests.	■	Performance-based both because number of shares earned depends on performance against pre-defined financial goals and the value of the shares fluctuates based on the stock price.
■	Fosters an environment focused on long-term growth and shareholder value creation.	■	Motivates decision making that maximizes performance over a multi-year timeframe.
■	Declines in stock price following the grant of stock options detrimentally impact executive pay (i.e., when a stock option is “underwater” it has no value).	■	Tied to return on capital, a key financial metric.
■	Highly valued by employees; an important retention tool.	■	Coordinates the activities of all award recipients (including our NEOs) in support of long-term organizational value enhancement.

All long-term incentive compensation plan participants, including the NEOs, are assigned target award levels consistent with the competitive data analysis described above under the heading “Benchmarking.” The sum of all individual target awards represents our overall long-term incentive award value.
The target equity award levels for our NEOs for 2014 were:

NEO	Target Award
Joseph D. Rupp	$2,605,000
Todd A. Slater	$137,000
John E. Fischer	$688,000
John L. McIntosh	$676,000
George H. Pain	$467,000

These target awards are allocated equally between stock options and performance shares. The process the committee follows to determine the level of the actual stock option awards and the formula for actual performance share payouts is described below.
Performance Shares. Half the value of each participant’s 2014 long-term incentive target award value was delivered in performance shares. The number of performance shares awarded to each NEO was formulated by dividing half the participant’s target award value by the Black-Scholes value of a performance share. The total number of performance shares that vest and will be paid to each NEO varies between 25% and 150% of his or her target number, depending on our average annual return on capital for the three years ending December 31, 2016, in relation to the average annual return on capital generated by the community of companies in the S&P Material Index, plus five selected direct competitors,1 (which we refer to as the Performance Share Comparison Group) for that period. The following chart identifies the percentage of target shares that vest with our performance:

1Occidental Petroleum Corporation, Alliant Techsystems, Inc., PPG Industries, Inc., The Dow Chemical Company and Westlake Chemical Corporation.

O L I N C O R P O R A T I O N

Securities and Exchange Commission
January 16, 2015

Olin average annual return on capital for three-year period compared to Performance Share Comparison Group:	Percentage of target number of performance shares that vest:
Quintile 5	150%
Quintile 4	125%
Quintile 3	100%
Quintile 2	50%
Quintile 1	25%

The table and graph below illustrate the percentage of the target number of performance shares earned by plan participants for each of the last nine three-year periods, based on our average return on capital performance compared to the Performance Share Comparison Group:
Olin Average Annual Return on Capital for the Three‑Year
Period Compared to the Performance Share Comparison Group

Three‑Year Period Ended December 31	Olin Return on Capital	Quintile/ Percentage Paid
2013	8.30%	Quintile 3/100%
2012	7.50%	Quintile 3/100%
2011	8.10%	Quintile 3/100%
2010	9.50%	Quintile 4/125%
2009	10.50%	Quintile 5/150%
2008	11.10%	Quintile 4/125%
2007	10.30%	Quintile 4/125%
2006	9.20%	Quintile 3/100%
2005	6.20%	Quintile 2/50%

O L I N C O R P O R A T I O N

Securities and Exchange Commission
January 16, 2015

Stock Options. The remaining half of each participant’s long-term incentive target award value is delivered in stock options. Stock options are granted annually from a committee-approved pool of option shares.

Specifically, the pool of stock options available for issuance each year equals half the value of the overall long-term incentive award value, divided by the Black-Scholes value of options for our common stock (not to be lower than 20% of the then-current market price of our common stock). This formulated pool of shares available for stock option awards increases or decreases based on our trailing three-year total shareholder return (TSR) compared to the TSRs generated by the Performance Share Comparison Group, as follows:

Olin three-year TSR compared to Performance Share Comparison Group	Effect on number of shares available for option grants
Top third	+25%
Middle third	No change
Bottom third	-25%

We believe the Performance Share Comparison Group represents our primary competition for investment capital, and therefore comprises an appropriate comparison group. We use TSR, which represents the increase in the fair market value of our common stock over the three-year period, including reinvestment of dividends, to tie executive rewards to our shareholders’ interests. The calculation of TSR includes all dividends paid by the companies, consistent with the calculations for our Performance Graph included in our Form 10-K. As with our performance share program described above, the committee believes that formulating the stock option pool this way further ties executive compensation to shareholder value.
Olin Trailing Three‑Year Total Shareholder Return

Three‑Year Period Ended December 31	Olin Total Shareholder Return	Ranking Compared to Performance Share Comparison Group
2013	16.27%	Middle third
2012	11.45%	Bottom third
2011	7.46%	Middle third
2010	6.64%	Top third
2009	6.59%	Top third
2008	1.34%	Bottom third
2007	-0.14%	Bottom third
2006	-2.21%	Middle third
2005	12.90%	Middle third

O L I N C O R P O R A T I O N

Securities and Exchange Commission
January 16, 2015

The table below shows the effect of our trailing three-year TSRs on the size of our stock option pool for the past ten years:

The actual stock option award to an individual NEO represents his or her target award, increased or decreased by the same percentage that the available stock option pool was increased or decreased, based on the trailing three-year TSR as described above. In addition, the committee has the discretion to increase or decrease the actual option grant for an individual NEO by up to 25%, although that discretion has not been exercised in any of the years covered by the table above.

O L I N C O R P O R A T I O N